As filed with the Securities and Exchange Commission on July 17, 2000
                 ----------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION,
                             Washington, D.C. 20549
                                   -----------

                                 SCHEDULE 14D-9
                      Solicitation/Recommendation Statement
                             Under Section 14(d)(4)
                     of the Securities Exchange Act of 1934
                                   -----------

                                EFTC CORPORATION
                            (Name of Subject Company)
                                   -----------

                                EFTC CORPORATION
                       (Name of Persons Filing Statement)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   268443 10 8
                      (CUSIP Number of Class of Securities)
                                   -----------

                                  Jack Calderon
                      President and Chief Executive Officer
                                EFTC Corporation
                         9351 Grant Street, Sixth Floor
                             Denver, Colorado 80229
                                 (303) 451-8200

                          (Name, address and telephone
                         number of person authorized to
                      receive notices and communications on
                     behalf of the persons filing statement)

                                 with a copy to:

                            Francis R. Wheeler, Esq.
                            Holme Roberts & Owen LLP
                            1700 Lincoln, Suite 4100
                             Denver, Colorado 80203
                                 (303) 861-7000

                 [X]  Check the box if the filing  relates
                      solely to preliminary communications
                        made before the commencement of a
                                  tender offer.
                                   -----------

            EFTC REPORTS CLOSING AN ADDITIONAL $14 MILLION INVESTMENT
                               BY THAYER AND BLUM


DENVER--July 17, 2000--EFTC Corporation (NASDAQ: EFTC), a leading provider of high-mix electronic manufacturing services, reported that Thayer Equity Investors IV, L.P. (Thayer) and BLUM Capital Partners, L.P. (BLUM) have invested an additional $14 million in EFTC on July 14, 2000 in exchange for senior subordinated exchangeable notes.

This investment is the second stage of a public recapitalization. In the first stage of the recapitalization transaction, on March 30, 2000, Thayer and BLUM invested a total of $54 million in EFTC in exchange for senior subordinated exchangeable notes and warrants. In the final stage of the recapitalization transaction, Thayer and BLUM intend to undertake a tender offer, which is subject to the satisfaction of certain conditions, of up to 5,625,000 shares of outstanding common stock of EFTC at a price of $4.00 per share.

Upon shareholder approval of certain aspects of the transaction and consummation of the tender offer, the warrants will be cancelled and the senior subordinated exchangeable notes issued in March will be exchanged for senior subordinated convertible notes that are convertible into common stock at a conversion price of $2.58 per share and the senior subordinated exchangeable notes issued in July will be exchanged for EFTC's Series B Convertible Preferred Stock which accrues dividends at a rate of 8.875% and is convertible into common stock at $1.80 per share of common stock.

The tender offer will commence at about the time EFTC mails a proxy statement to its shareholders to seek their approval of certain aspects of the transaction. EFTC anticipates that the proxy statement will be mailed by the end of the week of July 17, 2000.

EFTC, a provider of high-mix electronic services, is headquartered in Denver, Colorado and employs over 1,500 people nationwide. EFTC provides its services primarily to OEM customers in the avionics, medical, instrumentation, and communications industries.

Thayer Capital Partners is a private equity investment firm based in Washington, DC. Thayer manages two private equity funds with more than $1.2 billion under management. The firm focuses on buyouts and growth equity investments in four primary industries: information technology and services, electronics and outsourced manufacturing, travel and leisure services, and outsourced business services.

BLUM Capital Partners is a San Francisco-based private equity and strategic block investment firm, which manages in excess of $3 billion in capital both domestically and internationally. BLUM has invested in a wide variety of businesses and has been successful initiating value-enhancing strategies, including going-private transactions, equity infusions to either restructure a balance sheet or provide growth capital, share repurchases, acquisition programs, and business unit divestitures.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of the company. If an offer is commenced, Thayer and BLUM will file a tender offer statement with the U.S. Securities and Exchange Commission and EFTC will file a solicitation/recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal, and other offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of EFTC at no expense to them. The tender offer statement (including the offer to purchase, the related letter to the transmittal, and the other offer documents filed with the commission) and the solicitation/recommendation statement will also be available at no charge at the Commission's website at www.sec.gov.

The Private Securities Litigation Reform Act of 1995 provides that the safe harbor for forward-looking statements shall not apply to such statements made in connection with a tender offer. Any forward-looking statements made in connection with a tender offer contained in any prior EFTC press release are excluded from the application of the safe harbor.